

April 12, 2013

<u>Via E-mail</u>
William R. Brooks
Chief Financial Officer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

> **Re:** **Speedway Motorsports, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed April 3, 2013**
> **File No. 333-187151**

Dear Mr. Brooks:

We have reviewed your response to our prior comment letter to you dated March 20, 2013 and have the following additional comment.

<u>Exhibit 5.2</u>

1. We note your response to our prior comment 3, and we have been unable to determine that it is common practice in Nevada to carve out the applicability of, compliance with or effect of Nevada's One Action Rule from these types of opinions. In addition, it is unclear why this carve-out is necessary or appropriate in the context of an opinion limited to valid existence, power to create the obligation and due authorization. Please have counsel remove part (iv) of the first full paragraph on page 2 of the opinion.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>via e-mail</u>
       R. Douglas Harmon, Esq.